(ROYL)
News for Immediate Release

ROYALE CRC 33-1 WELL FLOWS 4,600,000 CUBIC FT. PER DAY
January 28, 2019 -- San Diego, California – Royale Energy, Inc., (OTCQB : ROYL) announced the Royale CRC 33-1 natural gas well in the Sacramento Basin flowed 4,600,000 cubic ft. per day with very high reservoir pressure on a combined rate from two zones that were completed in the Mokelumne River formation.  A two-hour test had a stabilized rate of 4,600,000 with very little draw down in reservoir pressure.  The well was drilled to a depth of 6,800 ft. and discovered multiple pay zones.
Royale Energy and its investors own a 60% working interest, at an 80% Net Revenue Interest, in the well of which Royale owns 15% and California Resources Production Corporation (CRPC), a wholly owned subsidiary of California Resources Corporation (CRC), owns the remaining 40%.
A 3-D seismic survey of the Rio Vista Field, that Royale recently licensed, has identified more of these types of prospects within a 4 to 5-mile trend in the field.  The next well, pending final prospect planning and permitting, is anticipated to be drilled in late February.
A total of 7 more Rio Vista wells are planned to be drilled in its 2019 program as part of the joint venture agreement with CRPC. This agreement provides Royale the right to drill at least 30 wells in the Rio Vista Field within 3 years.

About Royale Energy. Inc.
Royale Energy, Inc. (OTCQB: ROYL) is an independent exploration and production company focused on the acquisition, development, and marketing of oil and natural gas. The Company has its primary operations in California’s Los Angeles and Sacramento Basins.

Forward-Looking Statement
In addition to historical information contained herein, this news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, subject to various risks and uncertainties that could cause the company’s actual results to differ materially from those in the “forward-looking” statements. While the company believes its forward looking statements are based upon reasonable assumptions, there are factors that are difficult to predict and that are influenced by economic and other conditions beyond the company’s control. Investors are directed to consider such risks and other uncertainties discussed in documents filed by the company with the Securities and Exchange Commission.

Contact:
Royale Energy, Inc.
Chanda Idano-Director of Marketing & PR
619-383-6600
chanda@royl.com
http://www.royl.com